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                                                                     EXHIBIT III

Alpharma Inc.
c/o Alpharma AS
Harbitzalloon 3
P.O. Box 158 Skoyen
0212 OSLO

                                                Oslo, 14 February 1997
                                                EGJ/tek11



IRREVOCABLE PAYMENT LETTER

Reference is made to "Stock Subscription and Purchase Agreement" (the "Agreement") dated 10 February 1997 between yourselves as issuer and seller and AL Industrier AS as subscriber and purchser of 1,273,438 shares of class B stock at a subscription price per share of USD 16,34 being an aggregate subscription consideration of USD 20,807,976.92 (the "Subscription Consideration")

        (the "Bank") has been asked to confirm to you in writing that the Subscription Consideration will be paid to you in accordance with the terms of the Agreement. It is clearly stated in the Agreement that the Subscription Consideration shall be due and payable at the latest on 30 November 1997 (the "Payment Date").

This is to confirm that, subject to you performing and observing all your obligations under the Agreement, the Subscription Consideration will be transferred to you on the Payment Date as set out in the Agreement.

This payment letter shall be irrevocable for as long as the Subscription Consideration is not paid by AL Industrier AS but in no event beyond 10 December 1997 on which date it shall automatically expire and be considered null and void.

Yours sincerely